UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

H WORLD GROUP LIMITED

(Name of Subject Company (Issuer))

H World Group Limited

(Name of Filing Person (Offeror))

3.00% Convertible Senior Notes due 2026

(Title of Class of Securities)

44332NAB2

(CUSIP Number of Class of Securities)

Jun Zou

Chief Financial Officer

No. 1299 Fenghua Road

Jiading District

Shanghai

People’s Republic of China

(86) 21 6195-2011

with copy to:

Shuang Zhao

Cleary Gottlieb Steen & Hamilton LLP

37th Floor, Hysan Place

500 Hennessy Road, Causeway Bay

Hong Kong

(852) 2532-3783

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of May 12, 2020 (the “Indenture”), by and between H World Group Limited (formerly known as Huazhu Group Limited) (the “Company”) and Wilmington Trust, National Association, as trustee and paying agent (respectively, the “Trustee” and the “Paying Agent”), for the Company’s 3.00% Convertible Senior Notes due 2026 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Put Right Notice to the Holders dated April 1, 2024 (the “Put Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing ten ordinary shares, par value US$0.00001 per share of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at No. 1299 Fenghua Road, Jiading District, Shanghai, People’s Republic of China , and the telephone number at this address is +86 (21) 6195-2011. The Company’s registered office in the Cayman Islands is located at the offices of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS.

(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes, and (iv) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	Not applicable.

ITEM 12.  EXHIBITS.

(A)	Exhibits.
	(a)(1)*	Put Right Notice to Holders of 3.00% Convertible Senior Notes due 2026 issued by H World Group Limited (formerly known as Huazhu Group Limited), dated April 1, 2024.

	(a)(5)*	Press release issued by the Company, dated April 1, 2024.

	(b)	Not applicable.

	(d)	Indenture, dated May 12, 2020, between the Company and Wilmington Trust, National Association, as trustee, incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F (File No. 001-34656) filed with the Securities and Exchange Commission on April 23, 2021.

	(g)	Not applicable.

	(h)	Not applicable.
(B)	Filing Fee Exhibit.
	107*	Filing Fee Table

*       Filed herewith.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H WORLD GROUP LIMITED

By:	/s/ Jun Zou
Name: Jun Zou
Title: Chief Financial Officer

Dated: April 1, 2024

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Put Right Notice to Holders of 3.00% Convertible Senior Notes due 2026 issued by H World Group Limited (formerly known as Huazhu Group Limited), dated April 1, 2024.

(a)(5)*	Press release issued by the Company, dated April 1, 2024.

(b)	Not applicable.

(d)	Indenture, dated as of May 12, 2020, between the Company and Wilmington Trust, National Association, as trustee, incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F (File No. 001-34656) filed with the Securities and Exchange Commission on April 23, 2021.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table

*  Filed herewith.

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